Mail Stop 3561

September 30, 2008

<u>By U.S. Mail</u>

Mr. Christian Lillieroos
Chief Financial Officer
American Unity Investments, Inc.
Room 308 Yan Yue Business Building
100 Yan Yue Lane
South Dong Si Street, Dong Cheng District
Beijing, China 100010

> **Re: American Unity Investments, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 0-32375**

Dear Mr. Lillieroos:

　　　We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief